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                            PAYLESS SHOESOURCE, INC.
                              3231 EAST 6TH STREET
                                  P.O. BOX 1189
                            TOPEKA, KANSAS 66601-1189
                                 (785) 295-2022
                                EXECUTIVE OFFICES


February 21, 2006


United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Ohsiek:

We have received your letter dated January 23, 2006, commenting on your review of our Form 10-K for the fiscal year ended January 29, 2005, and our Forms 10-Q for the fiscal quarters ended April 30, 2005, July 30, 2005, and October 29, 2005. Please find a summation of your comments with our responses below.

FORM 10-K FOR FISCAL YEAR END JANUARY 29, 2005

     1. WE NOTE THAT YOU DISCLOSE NET CASH FLOWS USED IN DISCONTINUED OPERATIONS AS A SEPARATE SECTION BETWEEN OPERATING AND INVESTING CASH FLOWS. UNDER THE PROVISIONS OF SFAS 95, ALL CASH FLOWS MUST BE REPORTED AS AN OPERATING, INVESTING OR FINANCING ACTIVITY. ACCORDINGLY, PLEASE REVISE TO:

          o COMBINE CASH FLOWS FROM DISCONTINUED OPERATIONS WITH CASH FLOWS FROM CONTINUING OPERATIONS WITHIN EACH CATEGORY;

          o IDENTIFY CASH FLOWS FROM DISCONTINUED OPERATIONS WITHIN EACH CATEGORY; OR

          o IDENTIFY OPERATING CASH FLOWS FROM DISCONTINUED OPERATIONS WITHIN THE OPERATING CATEGORY AND COMBINE INVESTING AND FINANCING CASH FLOWS FROM DISCONTINUED OPERATIONS WITH CASH FLOWS FROM CONTINUING OPERATIONS WITHIN EACH OF THOSE CATEGORIES.

     Due to the size and nature of the operations discontinued by the Company, the amount of cash flows from discontinued operations that related to investing and financing activities was not material. As a result, all discontinued operation cash flows were presented directly below, but not within, cash flows from operating activities in the Company's 2004 Form 10-K. This presentation was clarified in the Company's 2005 Form 10-Q's to include discontinued operation cash flows within the total cash flows from operating activities. However, to further improve our disclosures, we have corrected this presentation in connection with the amendment of our 2005 Form 10-Q's on February 21, 2006 (see response to Comment #7) to reflect the actual cash flows from discontinued operations within each category, and we will include this presentation in future filings, as appropriate.

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United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
Page 2

     2. WITH REFERENCE TO THE GUIDANCE PROVIDED IN PARAGRAPH 42 OF SFAS 144, PLEASE EXPLAIN HOW YOU CONCLUDED THE RESULTS OF OPERATIONS OF THE 26 CLOSED PAYLESS STORES AS WELL AS THE OPERATIONS OF THE 181 CLOSED PARADE STORES SHOULD BE REPORTED IN DISCONTINUED OPERATIONS. WE ARE PARTICULARLY INTERESTED TO UNDERSTAND YOUR CONSIDERATION OF WHETHER SIGNIFICANT CASH FLOWS RELATED TO THE CLOSED STORES WILL CONTINUE TO BE GENERATED BY YOUR ONGOING OPERATIONS THROUGH A MIGRATION OF CUSTOMERS TO YOUR OTHER STORES. IN THIS CONNECTION, IT WOULD BE HELPFUL IF YOU COULD PROVIDE US WITH THE SPECIFIC LOCATIONS OF THE CLOSED STORES ALONG WITH THE APPROXIMATE DISTANCE TO THE CLOSEST COMPANY OWNED STORES STILL OPERATING. IF YOU BELIEVE THAT THE PRODUCTS AND CUSTOMERS OF YOUR PARADE STORES ARE SIGNIFICANTLY DIFFERENT SUCH THAT A MIGRATION TO YOUR REMAINING PAYLESS STORES IS NOT EXPECTED, PLEASE ADVISE US IN DETAIL AS TO THE BASIS FOR YOUR POSITION. PLEASE REFER TO EXAMPLE 15 IN APPENDIX A OF SFAS 144 AND PARAGRAPHS 4 THROUGH 8 OF EITF 03-13.

     Paragraph 42 of SFAS No. 144 states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

     Per paragraph 41 of SFAS No. 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. We define a component of an entity as a retail store.

     26 PAYLESS STORES - We regularly perform a review on a store-by-store basis in order to determine whether the operations and cash flows of each individual store to be closed will be eliminated from our ongoing operations as a result of the disposal transaction. Of the 26 Payless Stores closed in connection with the 2004 restructuring, 17 stores did not have another store within 20 miles, six stores had other stores within 15 - 20 miles, and the remaining three stores had other stores within 10 - 15 miles. Based on our historical sales data, stores are considered for discontinued operations disclosure if the nearest store is greater than 10 miles from the closed store. If the nearest store is greater than 10 miles from the store to be closed, the store is generally not expected to realize a migration of significant direct cash inflows as a result of the closure and, consequently, these stores are considered to be discontinued operations. If the nearest store is less than 10 miles from the closed store, we generally expect to realize a migration of significant direct cash inflows as a result of the closure and those stores are not reported as discontinued operations. We believe that the conditions in EITF 03-13 for reporting in discontinued operations the results of these 26 Payless stores were met.

     181 PARADE STORES - In connection with the 2004 restructuring, the entire chain of Parade stores were closed as of the end of fiscal year 2004. In
     Item 1 of our 2003 and prior Forms 10-K, we distinguished Parade from Payless by stating that Parade sells shoes at "moderate" prices, (i.e., relatively higher price points), while Payless sells shoes at "affordable" prices, (i.e., relatively lower price points). Parade stores carried different merchandise and brands than Payless stores. Since the Parade closings, we have not sold Parade merchandise in Payless stores. Based on the above, the operations and cash flows of the Parade stores were eliminated from our ongoing operations, and we did not have any continuing involvement in the operations of the Parade stores after they were closed. We believe the conditions in SFAS 144 (paragraph 42) and EITF 03-13 for reporting in discontinued operations the operations of the Parade stores were met.

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United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
Page 3

     3. WE UNDERSTAND THAT, AS A GENERAL RULE, YOUR EFFECTIVE TAX RATE EACH YEAR WILL BE AFFECTED BY THE TAX IMPACT OF FOREIGN OPERATIONS CONDUCTED IN JURISDICTIONS WITH TAX RATES LOWER THAN THE US STATUTORY RATE, BUT IT IS UNCLEAR WHY THE IMPACT ON YOUR EFFECTIVE RATE WOULD FLUCTUATE SO DRAMATICALLY BETWEEN PERIODS. IN THIS REGARD, WE NOTE THAT THE IMPACT IN FISCAL 2003 WAS PARTICULARLY SIGNIFICANT. PLEASE EXPLAIN TO US WHAT CAUSED THE FLUCTUATIONS IN THIS RECONCILING ITEM. FURTHER, PLEASE REVISE MD&A TO EXPLAIN IN GREATER DETAIL THE REASON FOR THIS AND OTHER SIGNIFICANT CHANGES IN YOUR EFFECTIVE RATE EACH YEAR.

     The following describes the fluctuations in the "Rate differential on foreign earnings" line item contained in Note 8 of our 2004 consolidated financial statements:

     The total rate differential on foreign earnings in the rate reconciliation was a 78.3% benefit in 2003 and a 1.3% benefit in 2004. In 2003, 65.2% of the benefit relates to Asian sourcing activities (established in late 2002) conducted in low-tax jurisdictions. The remainder of the benefit relates to the tax impact of activities conducted in Latin America and Canada. Tax planning strategies implemented in Canada in 2003 resulted in a tax benefit, offset in part by the inability to provide tax benefit on certain losses generated in Latin America. In 2004, 11.6% of the total rate differential on foreign earnings benefit of 1.3% related to Asian sourcing. The 11.6% benefit on the Asian sourcing activities is partially offset by the repatriation of earnings accumulated outside the United States as allowed by the American Jobs Creation Act of 2004. On a percentage basis, the income tax expense of the repatriation of earnings was 5.2%. The remaining offset relates primarily to the inability to provide tax benefit on certain losses generated in Latin America.

     The majority of our 2003 foreign tax rate differential relates to our Asian sourcing activities, which are conducted in low-tax jurisdictions. The tax impact of these activities on the effective tax rate is driven largely by the relationship of the magnitude of the tax benefit to the level of pretax income (or loss). For example, in fiscal 2003, the tax benefit of $6.0 million from the sourcing activities on pretax income of $9.2 million, was a 65.2% benefit in the effective tax rate reconciliation (within the foreign rate differential on foreign earnings component). In fiscal 2004, the tax benefit related to Asian sourcing was $5.2 million compared to pretax income of $44.7 million - an 11.6% benefit in the effective tax rate reconciliation. Because the amount of the tax benefit is relatively stable, it is the relationship to the magnitude of pretax income that drives volatility in the effective tax rate.

     We will make appropriate disclosures in future filings to discuss variances in our effective tax rates.


     4. WE NOTE YOUR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, "IN ALERTING THEM IN A TIMELY MANNER TO MATERIAL INFORMATION REQUIRED TO BE DISCLOSED IN [YOUR] PERIODIC REPORTS FILED WITH THE SEC." PLEASE REVISE FUTURE FILINGS TO ALSO STATE, IF TRUE, WHETHER THE SAME OFFICERS CONCLUDED THE CONTROLS AND PROCEDURES WERE EFFECTIVE IN "ENSUR[ING] THAT INFORMATION REQUIRED TO BE DISCLOSED BY AN ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE ACT IS ACCUMULATED AND COMMUNICATED TO THE ISSUER'S MANAGEMENT, INCLUDING ITS PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE." SEE EXCHANGE ACT RULE 13A-15(E). ADDITIONALLY, PLEASE CONFIRM TO US THAT YOUR

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United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
Page 4

          CONCLUSIONS REGARDING EFFECTIVENESS WOULD NOT CHANGE HAD SUCH STATEMENTS BEEN INCLUDED IN THIS FILING.

     We will include the revision in future filings. Also, we confirm that our conclusion regarding the effectiveness of our controls would not have changed had such statements been included in the filing.

     5. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE REGARDING CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING TO IDENTIFY ANY CHANGES, RATHER THAN ONLY SIGNIFICANT CHANGES, IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. SEE ITEM 308(C) OF REGULATION S-K. ADDITIONALLY, GIVEN THIS CHANGE, PLEASE CONFIRM TO US THAT THERE WERE NO CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE 2004 FOURTH QUARTER THAT MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

     We will include the revision in future filings. Also, we confirm our conclusion that there were no changes in internal control over financial reporting during the 2004 fourth quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

     6. PLEASE REVISE TO INCLUDE YOUR ALLOWANCE FOR SALES RETURNS IN YOUR TABLE OF VALUATION AND QUALIFYING ACCOUNTS. REFER TO RULES 5-04(C) AND 12-09 OF REGULATION S-X.

     We will include the revision in future filings for all periods presented.

     FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 29, 2005

     7. IN LIGHT OF THE RESTATEMENTS DISCLOSED ON PAGES 11 AND 32 [OF THE FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 29, 2005], PLEASE REVISE YOUR DISCLOSURES IN ITEM 4 TO DISCUSS WHY YOU DID NOT PREVIOUSLY IDENTIFY THE ERRORS AND THE STEPS YOU HAVE SINCE TAKEN TO REMEDIATE THE PROBLEM WITH YOUR CONTROLS AND PROCEDURES THAT LED TO THE MISSTATEMENT. ADDITIONALLY, PLEASE EXPLAIN TO US WHY THE DISCOVERY OF THESE ERRORS DID NOT AFFECT YOUR CONCLUSIONS REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF JANUARY 29, 2005 AND THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES FOR ALL AFFECTED PERIODS. SEE SEC RELEASE NO. 33-8238, MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS.

     The 2004 segment disclosure errors were not previously identified in our review process because they related to isolated non-routine journal entries that were not material to the consolidated financial statements. Subsequently, 2005 journal entries of the same nature were detected and corrected in our normal financial closing process. The segment errors did not affect our consolidated statements of earnings, balance sheets, statements of cash flows or statements of shareowners' equity for any period previously reported.

     During 2004, we had publicly stated that we had curtailed international expansion into new markets in order to focus on our core business. Based on the compensating controls and the reduced emphasis of international, we concluded that the control deficiency amounted to a significant deficiency and not a material weakness. Therefore, it would not have affected our
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United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
Page 5

     conclusions regarding the effectiveness of internal control over financial reporting as of January 29, 2005 or the effectiveness of disclosure controls and procedures for the affected periods.

     We filed amended 2005 Form 10-Q's on February 21, 2006 due to the identification of classification errors that resulted in the overstatement of cash and cash equivalents and the understatement of short-term investments. As a result of these errors, we concluded that our controls over the classification of investments were not maintained, which resulted in a material weakness in internal control over financial reporting and a conclusion that our disclosure controls and processes were not effective as of the respective 2005 interim periods. While we believe the segment errors are both quantitatively and qualitatively immaterial, we chose to reflect the applicable corrections for the segment footnote in connection with the 10-Q/A filings. In the Form 10-Q/A's, Item 4 was revised.

     8. PLEASE TELL US IN DETAIL HOW YOU DETERMINED NOT TO AMEND YOUR FORM 10-K FOR THE YEAR ENDED JANUARY 29, 2005 OR YOUR SUBSEQUENT FORMS 10-Q FOR THE ERRORS IN YOUR SEGMENT DISCLOSURES. AS IT APPEARS THAT THE ERRORS HAD A QUANTITATIVELY MATERIAL IMPACT ON THE REPORTED SEGMENT PROFIT MEASURE, ENSURE YOU PROVIDE DETAILED SUPPORT FOR YOUR APPARENT BELIEF THAT QUALITATIVE CONSIDERATIONS, IN THIS CASE, SHOULD OVERCOME THE QUANTITATIVE MATERIALITY OF THE ERRORS. IN THIS REGARD, IT SEEMS TO US THAT A REASONABLE PERSON RELYING ON YOUR FINANCIAL STATEMENTS MAY HAVE BEEN INFLUENCED BY THE INCLUSION OR CORRECTION OF THE ERRONEOUS SEGMENT DISCLOSURES. IN PARTICULAR, WE NOTE THAT THE PREVIOUSLY REPORTED AMOUNTS INDICATED THAT YOUR BUSINESS WAS GROWING MOST RAPIDLY IN YOUR INTERNATIONAL SEGMENT, AND THAT YOU ARE CONSIDERABLY MORE PROFITABLE IN THIS SEGMENT THAN IN YOUR DOMESTIC SEGMENT. HOWEVER, THE REVISED/CORRECTED DISCLOSURES WOULD INDICATE THAT PROFITABILITY IN YOUR INTERNATIONAL SEGMENT IS NOT SIGNIFICANTLY DIFFERENT THAN IN YOUR DOMESTIC SEGMENT. PLEASE REFER TO SAB TOPIC 1:M FOR GUIDANCE.

     We filed amended 2005 Form 10-Q's on February 21, 2006 due to the identification of classification errors that resulted in the overstatement of cash and cash equivalents and the understatement of short-term investments. While we believe the segment errors are both quantitatively and qualitatively immaterial, we chose to reflect the applicable corrections for the segment footnote in connection with the 10-Q/A filings. We will also correct the 2004 year-to-date segment footnote information, as well as the applicable cash and short-term investment information, in our 2005 Form 10-K to be filed no later than April 13, 2006. All corrected amounts will be labeled "as restated" in the respective filings.

     SAB No. 99 states that an item is material if "...it is probable that the judgment of a reasonable person relying upon the Company's financial statements would have been changed or influenced by the inclusion or correction of the misstated item." The 2004 segment footnote errors did not affect our consolidated statements of earnings, balance sheets, statements of cash flows or statements of shareowners' equity for any period previously reported. The errors did not affect future cash flows, they did not affect our compliance with loan covenants or other regulatory or contractual requirements, and they did not have an affect upon management's compensation. Also, the misstatement did not involve the concealment of an unlawful transaction. Although the errors did decrease the Payless International operating profit from continuing operations for the thirteen weeks ended May 1, 2004, and July 31, 2004, respectively, the errors did not change the overall trend of earnings improvements on a quarter-to-quarter basis. Additionally, during 2004, we had publicly stated that we had curtailed international expansion into new markets in order to focus on our core business. Based on the above, the Company believes it is not probable

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United States Securities and Exchange Commission
Attn:  Mr. George F. Ohsiek, Jr., Assistant Chief Accountant
Division of Corporation Finance
Page 6

     that the judgment of a reasonable person relying upon the Company's financial statements would have been changed or influenced by the incorrect presentation of the 2004 segment footnote information, and therefore we believe the restatement to be immaterial.


If you have any questions regarding our responses, please contact me at (785) 295-6894, Michael Massey at (785) 295-2434, or Harold Herman at (785) 368-6182.

Regards,

/s/ Ullrich E. Porzig

Ullrich E. Porzig
Senior Vice President - Chief
Financial Officer and Treasurer


cc   Matthew E. Rubel
     Michael J. Massey, Esq.
     Harold J. Herman, Esq.